Exhibit 99.1
SUBSCRIPTION AGREEMENT
by and between
SIFY TECHNOLOGIES LIMITED
and
INFINITY SATCOM UNIVERSAL PRIVATE LIMITED
SUBSCRIPTION AGREEMENT dated March 24, 2008 (this “Agreement”), by and between:
1.	SIFY TECHNOLOGIES LIMITED, a Company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Tidel Park, 2nd Floor, No. 4 Canal Bank Road, Taramani, Chennai 600113 (“Sify”); and
2.	INFINITY SATCOM UNIVERSAL PRIVATE LIMITED, a Company incorporated under the provisions of the Companies Act, 1956 and having its Registered Office at Flat No.104, Lakshmi Apartment, RB Shreeram Lay Out, Waltair Uplands, Visakhapatnam 530 003 (“Infinity Satcom”).
WHEREAS
(a)	Sify has an authorized share capital of 61,000,000 Equity Shares (as defined herein) of which 42,820,082 Equity Shares are issued and outstanding on the date of this Agreement, and following completion of the transactions contemplated hereby will have an authorized share capital of 61,000,000 Equity Shares of which 55,637,082 Equity Shares, would be issued and outstanding.
(b)	Upon the terms and conditions of this Agreement, Sify and Infinity Satcom have agreed that Sify shall issue and allot to Infinity Satcom and Infinity Satcom shall subscribe for and purchase 12,817,000 Equity Shares of Sify for a consideration of Rs.2,242,975,000 at a purchase price of Rs.175 per share payable in installments as given below subject to the terms and conditions of this Agreement:

5% application money	Rs.11.21 crores	before March 25, 2008

20% allotment money	Rs.44.86 crores	before April 25, 2008

Balance 75% call money	Rs.168.22 crores	to be decided by the Board of Directors of Sify.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:
“Agreement” means this Agreement as the same may be amended, supplemented or modified in accordance with the terms hereof.
“Board of Directors” means the Board of Directors of Sify.
“Business Day” means any day other than a Saturday, Sunday or other day on which commercial banks in Chennai, India are authorized or required by law or executive order to close.
“Calls” means the money payable in installments by a member arising out of the calls made by the Board of Directors of Sify from time to time by a resolution passed at a meeting of the Board in respect of all moneys unpaid on the shares allotted to the member.
“Closing” has the meaning set forth in Section 2.3 of this Agreement.
“Closing Date” has the meaning set forth in Section 2.3 of this Agreement.
“Depositary” means Sify’s bank or other entity acting as the Depositary Agent for Sify’s Equity Shares or American Depositary Shares.
“Directors” means the Directors of Sify whose names appear on the Register of Directors of Sify.
“Equity Shares” means the ordinary equity shares of Rs.10/- each of Sify as subdivided, consolidated or converted from time to time.
“Forfeiture of shares” means the procedure of withdrawing the shares of the company allotted to a member for his failure to pay the installments made as calls by the Board of Directors after due compliance with the procedure envisaged in the Articles of Association of Sify.
“Governmental Authority” means the Government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to Government.

“Person” means any individual, corporation, company, partnership, limited liability company, joint venture, association or trust or any other entity or organization.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Subscribed Shares” has the meaning set forth in Section 2.1 of this Agreement.
“Subscription Price” has the meaning set forth in Section 2.2 of this Agreement.
ARTICLE II
SUBSCRIPTION FOR EQUITY SHARES
2.1	Subscription for Subscribed Shares: Upon the terms and subject to the conditions herein set forth, Sify agrees to, on the Closing Date, issue and allot to Infinity Satcom, free and clear of all encumbrances (other than encumbrances resulting from actions of Infinity Satcom), 12,817,000 Equity Shares (the “Subscribed Shares”) and Infinity Satcom agrees to subscribe for the Subscribed Shares from Sify in consideration for the Subscription Price set out in this Agreement.
2.2	Subscription Price: The consideration payable by Infinity Satcom for the Subscribed Shares shall be Rs.2,242,975,000 at a purchase price of Rs.175 per share payable in installments as given below subject to the terms and conditions of this Agreement:

5% application money	Rs.11.21 crores	before March 25, 2008

20% allotment money	Rs.44.86 crores	before April 25, 2008

Balance 75% call money	Rs.168.22 crores	to be decided by the Board of Directors of Sify.
2.3	Closing: Unless this Agreement shall have terminated pursuant to Article VII, and subject to the satisfaction or waiver of the conditions set forth in Articles IV and V, the closing of the subscription for the Subscribed Shares (the “Closing”) shall take place at the office of Sify at such date as may be mutually decided by Infinity Satcom and Sify (the “Closing Date”) and Closing shall occur on that Closing Date subject to satisfaction of the remaining Conditions.
2.4	Payment in Full: Infinity Satcom shall be deemed to have paid its Subscription Price by remittance of its Subscription Price in Rupees on or prior to the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SIFY
3.	Sify hereby represents and warrants to Infinity Satcom that it is duly incorporated and is duly organized and validly existing under the laws of its relevant jurisdiction of incorporation and has requisite power and authority to enter into such Agreements and acknowledges that Infinity Satcom in entering into this Agreement and acquiring the Subscribed Shares is relying on such representations and warranties.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF INFINITY SATCOM
4.1	Infinity Satcom hereby represents and warrants to Sify that it is duly incorporated and is duly organized and validly existing under the laws of its relevant jurisdiction of incorporation and has requisite power and authority to enter into such Agreements and acknowledges that Sify in entering into this Agreement is relying on such representations and warranties.
4.2	No Government Recommendation or Approval: Infinity Satcom understands that no United States federal or state agency or similar agency of any other country has passed upon or made any recommendation or endorsement of the Company or the Subscribed Shares.
4.3	Not a “U.S. Person”: Infinity Satcom is not a “U.S. Person” as defined in Rule 902 of Regulation S promulgated under the Securities Act, was not organized under the laws of any United States jurisdiction. At the time the purchase order for this transaction was originated, Infinity Satcom was outside the United States.
4.4	Intent: Infinity Satcom is presently subscribing to the Subscribed Shares for investment purposes, for the Infinity Satcom’s own account and not for the account or benefit of any U.S. Person.
4.5	Reliance on Representations and Warranties: Infinity Satcom understands that the Subscribed Shares are being offered and sold to Infinity Satcom in reliance on specific provisions of United States federal securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Infinity Satcom set forth in this Agreement in order to determine the applicability of such provisions.
4.6	No Advertisements: Infinity Satcom is not subscribing for the Subscribed Shares as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting.
4.7	Right to transfer : Upon the written consent of the Company, and subject to Clause 4.8 Infinity Satcom shall have every right to transfer or otherwise dispose off the shares acquired herein unless prohibited by the Indian Laws, Securities Act, Memorandum and Articles of the Company.
4.8	Restriction on transfer of shares by Infinity Satcom: Infinity Satcom commits and undertakes that it shall not transfer the shares subscribed through this agreement to any Non-Resident Indian, Foreign National, Foreign Institutional Investors,

Foreign Banks / Mutual Funds, Bodies Corporate, Companies and such other entities that are incorporated and registered outside India.
ARTICLE V
CONDITIONS TO THE OBLIGATION OF SIFY TO CLOSE
5.1	Representation and Warranties: Infinity Satcom Warranties contained hereof shall be true and correct in all material respects with respect to Infinity Satcom at all times and on the Closing Date as if made on such date.
5.2	Compliance with this Agreement: Infinity Satcom shall have performed and complied in all material respects with all of its obligations set forth herein that are required to be performed by it on or before the Closing Date.
ARTICLE VI
INDEMNIFICATION
6.1	Indemnification: Except as otherwise provided in this Article VII, Sify, on one hand, and Infinity Satcom, on the other hand, (each, an “Indemnifying Party”) agrees to indemnify, defend and hold the other harmless (“Indemnified Party”) to the fullest extent permitted by law from and against any and all losses, Claims, or written threats thereof (including, without limitation, any Claim by a third party), damages, expenses (including reasonable fees, disbursements and other charges of counsel incurred by the Indemnified Party in any action between the Indemnifying Party and the Indemnified Party or between the Indemnified Party and any third party or otherwise) or other liabilities (collectively, “Losses”) resulting from or arising out of any breach of any representation or warranty, covenant or agreement by the Indemnifying Party in this Agreement.
6.2	Survival of Indemnification: Any Claim for indemnification pursuant to Article VII must be initiated on or before 31 December 2009.
ARTICLE VII
TERMINATION OF AGREEMENT
7.1	Termination: This Agreement may be terminated prior to the Closing in respect of the issuance and purchase of Subscribed Shares of Infinity Satcom as follows:
(a)	at any time on or prior to the Closing Date, by mutual written consent of Sify and Infinity Satcom;

(b)	at the election of Sify, if there has been a material breach of any representation, warranty, covenant or agreement on the part of Infinity Satcom contained in this Agreement, which breach has not been cured within fifteen (15) Business Days of notice to Infinity Satcom of such breach; or

(c)	at the election of Infinity Satcom, if there has been a material breach of any representation, warranty, covenant or agreement on the part of Sify contained in this Agreement, which breach has not been cured within fifteen (15) Business Days notice to Sify of such breach.
If this Agreement so terminates in respect of the issuance and purchase of the Subscribed Shares by Infinity Satcom, it shall become null and void and have no further force or effect in respect of that issuance and purchase.
ARTICLE VIII
MISCELLANEOUS
8.1	Notices: All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopier, courier service or personal delivery:
(a)    If to Infinity Satcom:
Infinity Satcom Universal Private Limited
Flat No.104
Lakshmi Apartment
RB Shreeram Lay Out
Waltair Uplands
Visakhapatnam 530 003
(b)    If to Sify:
Sify Technologies Limited
Tidel Park
2nd Floor
No. 4 Canal Bank Road
Taramani
Chennai 600113
All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; and when receipt is mechanically acknowledged, if telecopied. Any party may by notice given in accordance with this Section 9.1 designate another address or Person for receipt of notices hereunder.
8.2	Successors and Assigns; Third Party Beneficiaries: This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to compliance with applicable securities laws to the reasonable satisfaction of Sify and the terms and conditions thereof, Infinity Satcom may assign any of its rights under this Agreement or the other Transaction Documents to any of its respective Affiliates upon the giving of five days prior written notice to Sify. Sify may not assign any of its rights under this Agreement without the written consent of Infinity Satcom. Except as provided in Article VI, no person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of this Agreement.
8.3	Amendment and Waiver
(a)	No failure or delay on the part of Sify or Infinity Satcom in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to Sify or Infinity Satcom at law, in equity or otherwise.

(b)	Any amendment, supplement or modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure by Sify or Infinity Satcom from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by Sify and Infinity Satcom and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand on Sify in any case shall entitle Sify to any other or further notice or demand in similar or other circumstances.
8.4	Counterparts: This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.
8.5	Governing Law: This Agreement shall be governed by and construed in accordance with the Laws of India without regard to the principles of conflicts to law of any jurisdiction.
8.6	Arbitration: Any dispute or claim arising out of or in connection with or relating to this Agreement, or the breach, termination or invalidity hereof (including the validity, scope and enforceability of this arbitration provision), shall be finally resolved by arbitration governed under the Arbitration & Conciliation Act, 1996. The place of arbitration shall be Chennai, India. All arbitration proceedings shall be conducted in the English language.
8.7	Severability: If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

8.8	Entire Agreement: This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents are intended by the parties hereto as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein. There are no restrictions, promises, representations, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents supersede all prior agreements and understandings between the parties hereto with respect to such subject matter.
8.9	Public Announcements: Following the date hereof, Sify shall be permitted to issue a press release relating to the Transaction Documents and the transactions contemplated thereby to the extent necessary to comply with its obligations under Requirements of Law.
IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Subscription Agreement on the date first written above.

For Sify Technologies Limited	For Infinity Satcom Universal Private Limited

Chief Financial Officer	Managing Director